UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Karyopharm Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48576U106

(CUSIP Number)

Simon Prisk, Esq.

150 East 58th Street, 22nd Floor

New York, NY 10155

(212) 355-3333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/18

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48576U106	13G	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS Chione Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,631,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,631,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,631,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 48576U106	13G	Page 3 of 10 pages

1.	NAMES OF REPORTING PERSONS Marcin Czernik I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION POLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,631,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,631,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,631,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 48576U106	13G	Page 4 of 10 pages

1.	NAMES OF REPORTING PERSONS Andreas Hadjimichael I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,631,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,631,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,631,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 48576U106	13G	Page 5 of 10 pages

1.	NAMES OF REPORTING PERSONS George Hadjimichael I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,631,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,631,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,631,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 48576U106	13G	Page 6 of 10 pages

1.	NAMES OF REPORTING PERSONS Wiaczeslaw Smolokowski I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION POLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,631,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,631,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,631,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 48576U106	13G	Page 7 of 10 pages

Item 1.

(a)	Karyopharm Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices 85 Wells Avenue, 2nd Floor Newton, MA 02459

Item 2.

(a)

Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)    Chione Ltd. (“Chione”)

(ii)   Marcin Czernik

(iii)  Andreas Hadjimichael

(iv)  George Hadjimichael

(v)   Wiaczeslaw Smolokowski

(b)

Address of the Principal Office or, if none, residence

(i)    The principal office of each of the Reporting Persons (other than Mr. Smolokowski) is Simou Menardou 5, Kifisia Court, 2nd Floor, Flat/Office 225, 6015 Larnaca, Cyprus.

(ii)   The residence address of Mr. Smolokowski is Chalet Lenotchka, Chemin des Marais 1, Chesieres, Switzerland.

(c)

Citizenship

(i)   Chione is a Cyprus corporation.

(ii)  Messrs. Andreas and George Hadjimichael are citizens of the Republic of Cyprus.

(iii) Messrs. Czernik and Smolokowski are citizens of the Republic of Poland.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 48576U106

CUSIP No. 048576U106	13G	Page 8 of 10 pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,631,267 shares. These shares of Common Stock are owned directly by Chione. Chione's directors, Marcin Czernik, Andreas Hadjimichael and George Hadjimichael, and its sole stockholder, Wiaczeslaw Smolokowski, may be deemed to share voting and investment power and beneficial ownership of such shares of Common Stock. Each of such directors and stockholder disclaims such voting and investment power and beneficial ownership. The number of shares listed on the cover pages of this Schedule 13G pertaining to Chione’s directors includes the shares of Common Stock owned directly by Chione, but does not include shares of Common Stock owned directly by Plio Ltd., which has the same directors and as to which each of such directors may be deemed to share voting and investment power and beneficial ownership. Each of such directors disclaims such voting and investment power and beneficial ownership.

(b)	Percent of class: 12.6%. See item 4(a) above.

(c)	Number of shares as to which the person has: Chione

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 7,631,267.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 7,631,267

Mr. Czernik

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 7,631,267.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 7,631,267

Mr. Andreas Hadjimichael

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 7,631,267.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 7,631,267

CUSIP No. 048576U106	13G	Page 9 of 10 pages

Mr. George Hadjmichael

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 7,631,267.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 7,631,267

Mr. Smolokowski

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 7,631,267.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 7,631,267

See item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 048576U106	13G	Page 10 of 10 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2019
Date

Chione Limited, by /s/ Simon Prisk, as attorney-in-fact

Marcin Czernik, by /s/ Simon Prisk, as attorney-in-fact

Andreas Hadjimichael, by /s/ Simon Prisk, as attorney-in-fact

George Hadjimichael, by /s/ Simon Prisk, as attorney-in-fact

Wiaczeslaw Smolokowski, by /s/ Simon Prisk, as attorney-in-fact

Exhibit Index

Exhibit 24.1	-	Power of Attorney, dated as of February 8, 2019, made by Marcin Czernik and Chione Limited in favor of Simon Prisk
Exhibit 24.2	-	Power of Attorney, dated as of February 8, 2019, made by Andreas Hadjimichael and Chione Limited in favor of Simon Prisk
Exhibit 24.3	-	Power of Attorney, dated as of February 8, 2019, made by George Hadjimichael and Chione Limited in favor of Simon Prisk
Exhibit 24.4	-	Power of Attorney, dated as of February 8, 2019, made by Wiaczeslaw Smolokowski in favor of Simon Prisk
Exhibit 99.1	-	Joint Filing Agreement, dated February 12, 2019, among the Reporting Persons